Exhibit 99.29

Cybin Corp.

Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2020

(Unaudited)

TO OUR SHAREHOLDERS

The accompanying unaudited, condensed consolidated interim financial statements of Cybin Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants (“CICPA”) for a review of interim financial statements by an entity’s auditor. These unaudited, condensed consolidated interim financial statements do not include all the information and notes required by International Financial Reporting Standards (“IFRS”) for annual financial statements and should be read in conjunction with the Company’s annual financial statements and notes for the year ended March 31, 2020, which are available on SEDAR at www.sedar.com

Cybin Corp.

Condensed Interim Consolidated Statement of Financial Position

As at September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

	September 30, 2020	March 31, 2020
ASSETS
Current
Cash	$3,867,602	$1,545,297
Accounts receivable	600,603	74,023
Prepaid expenses	123,913	20,383
Inventory	459,852	—
Note receivable (note 4)	670,252	—

	5,722,222	1,639,703
Non-current
Investment (note 5)	66,695	70,935

TOTAL ASSETS	$5,788,917	$1,710,638

LIABILITIES
Current
Accounts payable and accrued liabilities (note 7)	$1,120,053	$262,571

TOTAL LIABILITIES	1,120,053	262,571

SHAREHOLDERS’ EQUITY
Share capital (note 6)	9,068,329	2,186,567
Options reserve (note 6)	482,984	64,477
Warrants reserve (note 6)	2,950,519	6,876
Deficit	(7,832,968)	(809,853)

TOTAL SHAREHOLDERS’ EQUITY	4,668,864	1,448,067

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,788,917	$1,710,638

Commitments (note 8)

Subsequent events (note 12)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

These condensed interim consolidated financial statements were approved for issue November 27, 2020 by the Board of Directors and signed on its behalf by:

/s/Paul Glavine Director	/s/ Eric So Director

Cybin Corp.

Condensed Interim Consolidated Statement of Loss and Comprehensive Loss

For the three and six months ended September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

	For the three months ended September 30, 2020	For the six months ended September 30, 2020
REVENUE	$—	$864,138
COST OF GOODS SOLD	—	664,479

GROSS PROFIT	—	199,659

EXPENSES
Share-based compensation (note 6)	786,388	3,273,448
Research and development	434,976	1,140,369
Consulting fees (note 7)	455,685	928,856
Professional fees	268,421	823,789
Advertising and promotion	367,212	535,803
General and administrative costs	247,971	278,474
Foreign currency translation loss	98,902	232,249
Accretion of convertible debt (note 6(b)(iv))	—	9,786

TOTAL EXPENSES	2,659,555	7,222,774

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(2,659,555)	$(7,023,115)

Basic loss per share for the period attributable to common shareholders	$(0.04)	$(0.10)
Weighted average number of common shares outstanding - basic	69,150,254	69,150,254

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Cybin Corp.

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

For the six months ended September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Equity component of convertible debt	Deficit	Total
Balance at March 31, 2020		56,503,570	$2,186,567	$6,876	$64,477	$—	$(809,853)	$1,448,067

Shares issued for cash net of share issuance costs - private placement	6	14,246,666	7,197,087	—	—	—	—	7,197,087
Reversal of share subscriptions	6	(2,799,985)	(699,996)			—	—	(699,996)
Issuance of convertible debt	6	—	—	—	—	14,760	—	14,760
Shares issued on conversion of debt	6	1,200,000	309,786	—	—	(14,760)	—	295,026
Founders’ round additional capital	6	—	163,587	—	—	—	—	163,587
Finders’ warrants	6	—	(88,702)	88,702	—	—	—	—
Share-based compensation	6	—	—	2,854,941	418,507	—	—	3,273,448
Net loss and comprehensive loss for the period		—	—	—	—	—	(7,023,115)	(7,023,115)

Balance at September 30, 2020		69,150,251	$9,068,329	$2,950,519	$482,984	$—	$(7,832,968)	$4,668,864

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Cybin Corp.

Condensed Interim Consolidated Statement of Cash Flows

For the three and six months ended September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

	For the three months ended September 30, 2020	For the six months ended September 30, 2020
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	$(2,659,555)	$(7,023,115)
Exchange loss on investment	1,444	4,240
Accretion of convertible debt	—	9,786
Share-based compensation	786,388	3,273,448

	(1,871,723)	(3,735,641)
Net changes in non-cash working capital items:
Accounts receivable	(158,769)	(526,580)
Prepaid expenses	(657)	(103,530)
Inventory	98,115	(459,852)
Accounts payable and accrued liabilities	(431,120)	857,482

Net cash flows used in operating activities	(2,364,154)	(3,968,121)

INVESTING ACTIVITIES
Issuance of note receivable	(670,252)	(670,252)

Net cash flows used in investing activities	(670,252)	(670,252)

FINANCING ACTIVITIES
Shares issued for cash - private placement, net of share issue costs	(797,399)	6,497,091
Issuance of convertible debt	—	300,000
Additional capital on founders’ round	—	163,587

Net cash flows from (used in) financing activities	(797,399)	6,960,678

Change in cash	(3,831,805)	2,322,305
Cash, beginning of period	7,699,407	1,545,297

Cash, end of period	$3,867,602	$3,867,602

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

1.	CORPORATE INFORMATION AND CONTINUANCE OF OPERATIONS

Cybin Corp. (the “Company” or “Cybin”), was incorporated under the Business Corporations Act (Ontario) on October 22, 2019. The Company’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.

Cybin is a life sciences company advancing psychedelic pharmaceutical and non-psychedelic nutraceutical-based products. Cybin is structuring and supporting clinical studies in North America and other regions, through strategic academic and institutional partnerships and plans to launch psilocybin-based products in jurisdictions where the substance is not banned.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company incurred a net loss for the period from April 1, 2020 to September 30, 2020 of $7,023,115 and at September 30, 2020 the Company had a cumulative deficit of $7,832,968 and working capital of $4,602,169. These condensed interim consolidated statements do not reflect the adjustments or reclassifications of assets and liabilities which would be necessary if the company were unable to continue as a going concern.

The Company has two wholly-owned subsidiaries Natures Journey Inc. (“Journey”) and Serenity Life Sciences Inc. (“Serenity”).

These condensed interim consolidated financial statements as at, and for the six months ended, September 30, 2020 were approved and authorized for issue by the Board of Directors on November 27, 2020.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financing Reporting. These condensed interim consolidated financial statement do not include all notes of the type normally included within the annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at, and for the period from incorporation October 22, 2019 to, March 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and Interpretations of the IFRS Interpretations Committee.

Basis of measurement

The Company’s condensed interim consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentational currency.

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

Basis of consolidation

These condensed interim consolidated financial statements comprise the accounts of the Company and its subsidiaries Journey and Serenity.

All subsidiaries have a year-end reporting date of March 31 and a fiscal 2nd quarter end of September 30.

Subsidiaries

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the subsidiary. At September 30, 2020 the subsidiaries had no assets, liabilities or operations.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on deposit and highly liquid short-term interest-bearing variable rate investments with an original maturity of three months or less, or which are readily convertible into a known amount of cash with no significant changes. As at September 30, 2020 there were no cash equivalents.

Financial instruments

Recognition and initial measurement

The Company initially recognizes financial instruments on the trade date, which is the date on which the Company becomes a party to the contractual provisions of the instrument.

A financial asset is or financial liability is measured initially at fair value plus/minus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or use.

Classification

Financial asset

On initial recognition, a financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (“FVOCI”), or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company currently does not measure any of its financial assets at amortized cost.

A debt instrument is measured at FVOCI only if it meets both of the following conditions and is not designated as at FVTPL:

•	The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in FOCI. This election is made on an investment-by-investment basis. The Company has not elected to present any assets as FVOCI.

Cash is measured at FVTPL.

In addition, on initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost as FVOCI or FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Business model assessment

The Company makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

The stated policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether management’s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets;

•	How the performance of the portfolio is evaluated and reported to the Company’s management;

•	The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

•	How managers of the business are compensated e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected;

•

and the frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectation about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of the Company’s stated objective for managing the financial asset is achieved and how cash flows are realized.

Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of the contractual cash flows such that it would not meet this condition. In making the assessment, the Company considers:

•	contingent events that would change the amount and timing of cash flows;

•	leverage features;

•	prepayment and extension terms;

•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse asset arrangements); and

•	features that modify consideration of the time value of money - e.g. periodical rest of interest rates

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

Reclassifications

The Company would reclassify a financial asset when the Company changes its business model for managing the financial asset. All reclassifications are recorded at fair value at the date of the reclassification, which becomes the new carrying value.

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.

Financial liabilities

The Company classifies its financial liabilities at amortized cost or FVTPL.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transition in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new assets obtained less any new liability assumed) and (ii) cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

Modifications of financial assets and financial liabilities

Financial assets

If the terms of a financial asset are modified, the Company evaluates whether the cash flows of the modified asset are substantially different. If the cash flows are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognized and a new financial asset is recognized at fair value.

If the cash flows of the modified asset carried at amortized cost are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Company recalculates the gross carrying amount of the financial asset and recognizes the amount arising from adjusting the gross carrying amount as a modification gain or loss in profit or loss. If such a modification is carried out because of financial difficulties of the borrower, then the gain or loss is presented together with impairment losses. In other cases, it is presented as interest income.

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

Financial liabilities

The Company derecognizes a financial liability when its terms are modified and the cash lows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or for gains and losses arising from a group of similar transactions.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price - i.e. the fair value of the consideration given or received. If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any observable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

If an asset or a liability at fair value has a bid price and an ask price, then the Company measures assets and long positions at bid price and liabilities and short positions at an ask price.

Portfolio of financial assets and financial liabilities that are exposed to market risk and credit risk that are managed by the Company on the basis of the net exposure to either market or credit risk are measured on the basis of a price that would be received to sell a net long position (or paid to transfer a net short position) for the particular risk exposure. Portfolio-level adjustment e.g. bid-ask adjustment or credit risk adjustments that reflect the measurement on the basis of the net exposure are allocated to the individual assets and liabilities on the basis of the relative risk adjustment of each of the individual instruments in the portfolio.

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

The fair value of a financial liability with a demand feature is not less than the amount payable on demand, discounted from the first date on which the amount could be required to be paid. The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

Impairment

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized costs and debt financial assets carried at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	Significant financial difficulty of the borrower or issuer;

•	A breach of contract such as a default of past due event;

•	The restructuring of a loan or advance by the Company on terms that the Company would not consider otherwise;

•	It is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

•	The disappearance of an active market for a security because of financial difficulties.

A loan that has been renegotiated due to a deterioration in the borrower’s condition is usually considered to be credit-impaired unless there is evidence that the risk of not receiving contractual cash flows has reduced significantly and there are no other indicators of impairment.

Recognition of allowance of expected credit losses (“ECL”) in the consolidated statement of financial position

The Company recognizes a loss allowance for ECL on trade receivables that are measured at amortized cost. The Company’s applied the simplified approach for trade receivables and recognizes the lifetime ECL for these assets. The ECL on trade receivables is estimated using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to the customers, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial assets measured at amortized cost of FVOCI, the Company recognizes lifetime ECL only when there has been a significant increase in credit risk since initial recognition. If the credit risk on such financial instruments has not increased significantly since initial recognition, the Company measures the loss allowance on those financial instruments at an amount equal to 12-months ECL.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial asset. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial asset that are possible within 12 months after the reporting date. In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Company compares the risk of default occurring on the financial asset at the reporting date with the risk of default occurring at the initial recognition. The Company considers both quantitative and qualitative factors that are supportable, including historical experience and forward-looking information that is available without undue cost or effort.

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

Irrespective of the above assessment, the Company presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise. Despite the foregoing, the Company presumes that the credit risk on a financial asset has not increased significantly since initial recognition if the financial asset is determined to have low credit risk at the reporting date.

The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes pas due.

Definition of default:

For internal credit risk management purposes, the Company considers a financial asset not recoverable if the customer balance owing is 180 days past due and information obtained from the customer and other external factors indicate that the customer is unlikely to pay its creditors in full.

Write-off

Financial assets are written off (either partially or in full) when there is no realistic prospect of recovery. This is generally the case when the Company determines that the counterparty does not have assets or sources of income that could general sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

Taxation

Income tax comprises current and deferred tax. Income tax is recognized in the condensed interim consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recorded using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: the initial recognized of assets or liabilities that affect neither accounting or taxable loss; difference relating to investment in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its correct tax assets and liabilities on a net basis.

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares (the “Common Shares”) and share purchase warrants are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Share-based compensation

Under the Company’s stock option plan, all stock options granted have graded vesting periods and are exercisable up to a maximum of 10 years form the date of grant. Each tranche of an award with graded vesting periods is considered a separate grant at each grant date for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted, the estimated volatility, estimated risk free rate and estimated forfeitures.

If a grant of the share-based payments is cancelled or settled during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied), the Company accounts for the cancellation or settlement as an acceleration of vesting, and recognized immediately the amount that otherwise would have been recognized for services over the remainder of the vesting period.

The amount recognized for goods or services received during the vesting period are based on the best available estimate of the number of equity instruments anticipated to vest. The Company revises that estimate, if necessary, if subsequent information indicates that the number of share options anticipated to vest differs from previous estimates. On vesting date, the Company revises the estimate to equal the number of equity instrument that ultimately vested. After vesting date, the Company makes no subsequent adjustment to total equity for goods or services received if the share options are later forfeited or they expire at the end of the share option’s life.

If a grant of the share based payment is modified during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied) and the fair value of the new instruments is higher than the fair value of the original instrument, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from modification date until the date when the modified equity instruments vests, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period of the original instrument.

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

Warrants

The Company follows the relative fair value method with respect to the measurement of Common Shares and warrants issued as units. The proceeds from the issuance of units are allocated between share capital and warrants. The warrant component is recorded in equity reserve. Unit proceeds are allocated to Common Shares and warrants using the Black-Scholes option pricing model and the share price at the time of financing. If and when the warrants are exercised, consideration paid by the warrant holder, together with the amount previously recognized in warrant reserve, is recorded as an increase to share capital. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of warrants that vest. When stock options or warrants are cancelled, they are treated as if they have vested on the date of collation and any cost not yet recognized in profit or loss is immediately expensed. Upon expiration of warrants, the amount applicable to expired warrants is moved to contributed surplus.

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of Common Share equivalents, such as outstanding stock options and warrants, in the weighted average number of Common Shares outstanding during the period, if they are dilutive.

Currency translation

In accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, management determined the functional currency of the Company and its subsidiaries based on the currency of the primary economic environment in which the Company operates. Canadian dollars are the functional currency and the presentation currency of the Company and its subsidiaries.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the functional currency spot rate of exchange at the reporting date.

Foreign currency translation gains and losses resulting from the settlement of such transactions as well as from the translation of monetary assets and liabilities not denominated in the functional currency of the subsidiary are recognized in the consolidated statement of loss.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle, a provision is expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective at September 30, 2020, and have not been applied in preparing these condensed interim consolidated financial statements. Management has determined that none of these will have a significant effect on condensed interim consolidated financial statements of the Company.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and reported amounts of expenses during the reporting year. Actual outcomes could differ from these estimates. These condensed interim consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements include warrants and fair value of share-based payments (note 6) and the fair value of financial instruments (note 10).

Share based payments

The fair value of share-based compensation expenses are estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option, the volatility of the underlying share price, the risk-free rate of return, and the estimated rate of forfeiture of options or warrants granted.

4.	NOTES RECEIVABLE

On August 21, 2020 the Company entered into a nonbinding letter of intent (“LOI”) to acquire 51% of the fully diluted common shares of a novel compound development company in the United States (the “Development Company”). The LOI includes providing the Development Company with the working capital needed for ongoing operations until the acquisition is complete. In this respect on September 3, 2020 US$500,000 was advanced bearing interest at 10% per annum, compounded daily, commencing on January 1, 2021 (the “Note”) (see notes 8 and 12). The Note is convertible upon completion of the transaction described in the LOI into preference shares of the Development Company. If the transaction as described in the LOI is not completed by December 31, 2020 the Note becomes due on demand upon six-months’ notice.

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

The following details the changes in the carrying value of the Note to September 30, 2020:

Balance as at March 31, 2020	$—
Additions	666,950
Interest accretion for the period	3,302

Balance as at September 30, 2020	$670,252

5.	INVESTMENTS

On January 14, 2020 the Company invested $50,000 USD in 3W Wellness Inc. which operates as the TheThirdWave.co. The investment provides the Company with a right to participate in any future equity issuances of the investee at a discount to the issue price.

6.	SHARE CAPITAL

a)	Authorized share capital

Unlimited number of Common Shares and an unlimited number of preferred shares without par value.

b)	Issued share capital

During the six months ended September 30, 2020 the Company completed the following share issuances:

(i) Between April 1, 2020 and June 11, 2020, the Company issued 3,706,600 Common Shares as part of a rolling private placement at a price of $0.25 per share for total gross proceeds of $926,650.

In connection with the private placement, the Company issued finders an aggregate of 18,000 share purchase warrants. Each finder’s warrant entitles the holder to acquire one Common Share for $0.25 until June 15, 2022 and vest immediately. The Company estimated the aggregate fair value of the vested warrants using the Black-Scholes option pricing model to be $2,063 with the following assumptions:

Risk-free interest rate	1.14%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	2.00
Expected dividend yield	0.00%
Share price	$0.25
Exercise price	$0.25

On June 15, 2020, the Company issued 2,000,000 share purchase warrants. Each warrant entitles the holder to acquire one Common Share for $0.25 until June 15, 2022 and require certain milestone achievements in order to vest. The Company has estimated a forfeiture rate of 100% as the recipient is not expected to meet these milestones. The Company estimated the aggregate fair value of the vested warrants using the Black-Scholes option pricing model to be $nil with the same assumptions (except for the forfeiture rate) as above.

(ii) On June 15, 2020 the certain founders contributed an additional $163,587 of capital in respect of their original subscription for 6,569,772 Common Shares issued to Trinity Venture Partners Inc. The

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

adjustment of consideration paid was increased from original Issuance Price of $0.0001 to $0.025 per Common Share, for which no additional shares were issued.

(iii) On June 16 and 17, 2020, the Company issued a total of 10,540,066 Common Shares as part of a private placement at a price of $0.64 per share for total gross proceeds of $6,745,642.

In connection with the private placement the Company paid aggregate finders’ fees of $188,998 in cash and issued finders an aggregate of 295,309 share purchase warrants, of which 96,034 were issued on June 16, 2020 and the remaining 199,275 were issued on June 26, 2020. Each finder’s warrant vests immediately and entitles the holder to acquire one Common Share for $0.64 for a period of 24 months from the date of issuance. The Company estimated the aggregate fair value of the finders’ warrants using the Black-Scholes option pricing model to be $86,639 with the following assumptions:

Risk-free interest rate	1.14%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	2.00
Expected dividend yield	0.00%
Share price	$0.64
Exercise price	$0.64

(iv) On May 1, 2020, the Company issued convertible debt for total gross proceeds of $300,000. The terms of each convertible debt matures on August 10, 2020, are non-interest bearing and is convertible to Common Shares at a price of $0.25 per Common Share. The convertible debt automatically converts if the Company enters into a definitive agreement, which is defined as a definitive merger, amalgamation, arrangement or share exchange between the Company and Clarmin Explorations Inc. (“Clarmin”) (see note 8). As a result, the convertible debt was converted to 1,200,000 Common Shares due to the execution of a definitive agreement.

Accordingly, $377,802 of share issuance costs were recorded against the proceeds of the share issuance.

c)	Warrants

The continuity of the outstanding warrants is as follows:

	Number of Warrants	Weighted average exercise price per share
Number outstanding, March 31, 2020	60,000	$0.25
Warrants granted (see note 5(b)(i))	2,018,000	0.25
Warrants granted (see note 5(b)(iii))	295,309	0.64
Warrants granted (i)	14,725,000	0.25
Warrants granted (ii) and (iii)	2,056,375	0.64

Number outstanding, September 30, 2020	19,154,684	$0.30

(i)	On June 15, 2020 the Company issued 14,725,000 warrants to directors, officers and advisors of the Company for services provided and to be provided. Each warrant entitles the holder to acquire one

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

Common Share for $0.25 for a period of 60 months from the date of issuance. The vesting period for these warrants are as following:

a.	12,875,000 warrants vested on the date of issuance.

b.	700,000 warrants vest quarterly over 24 months from the date of issuance.

c.	300,000 warrants vest monthly over 18 months from the date of issuance.

d.	150,000 warrants vest upon the Company completing a public offering.

e.	700,000 warrants vest upon the Company reaching certain performance milestones.

The Company estimated the aggregate fair value of these warrants using the Black-Scholes option pricing model to be $2,336,623 with the following assumptions:

Risk-free interest rate	1.14%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.25
Exercise price	$0.25

(ii)

On August 20, 2020 the Company issued 2,000,125 warrants to directors and advisors of the Company. Each warrant entitles the holder to acquire one Common Share for $0.64 for a period of 60 months from the date of issuance. The vesting period for these warrants are as following:

a.	600,125 warrants vested on the date of issuance.

b.	1,400,000 warrants vest quarterly over 24 months from the date of issuance.

(iii)

On September 14, 2020 the Company issued 56,250 warrants to advisors of the Company. Each warrant entitles the holder to acquire one Common Share for $0.64 for a period of 60 months from the date of issuance, vesting immediately.

The Company estimated the aggregate fair value of the warrants issued on August 20, 2020 and September 14, 2020 using the Black-Scholes option pricing model to be $947,516 with the following assumptions:

Risk-free interest rate	1.14%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.64
Exercise price	$0.64

The following summarizes information about warrants outstanding at September 30, 2020:

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

Expiry date	Warrants outstanding	Warrants exercisable	Weighted average exercise price	Estimated grant date fair value	Weighted average remaining contractual life (in years)
February 28, 2022	60,000	60,000	$0.250	$6,876	1.41
June 15, 2022	2,018,000	18,000	0.250	2,063	1.71
June 16, 2022	96,034	96,034	0.640	28,175	1.71
June 26, 2022	199,275	199,275	0.640	58,464	1.74
June 15, 2025	14,725,000	13,025,000	0.250	2,444,403	4.71
August 20, 2025	2,000,125	600,125	0.640	384,620	4.89
September 14, 2025	56,250	56,250	0.640	25,918	4.96

	19,154,684	14,054,684	$0.260	$2,950,519	4.36

For the six months ended September 30, 2020 the Company granted 12,000,000 warrants to executive management with an exercise price of $0.25. The warrants are exercisable for a period of five years from the date of issue.

The Company recognized share-based payments expense related to the issuance of warrants for the three and six months ended September 30, 2020 of $510,265 and $2,440,254, respectively.

d)	Stock options

Under the Company’s equity incentive plan, the Board of Directors may grant options for the purchase of up to a total of 20% (increased from 10% by the Board on June 15, 2020) of the total number of issued and outstanding Common Shares of the Company. Options granted under the plan may vest over a period of time at the discretion of the board of directors. Under the plan, the exercise price of each option equals the market price of the Company’s stock as determined on the date of grant. The options can be granted for a maximum term of 10 years and vest at the discretion of the Board of Directors.

Options to purchase Common Shares are to be granted to directors, employees and consultants at exercise prices determined by reference to the closest round of financing for the Company’s Common Shares on the date of the grant.

The changes in options are as follows:

	Number of options	Weighted average exercise price per share
Number of outstanding, March 31, 2020	1,500,000	$0.25
Options granted	3,100,000	0.31

Number of outstanding, September 30, 2020	4,600,000	$0.29

On June 15, 2020 the Company granted 2,600,000 stock options to executive management with an exercise price of $0.25.

On July 22, 2020 the Company granted 500,000 stock options to executive management with an exercise price of $0.64.

The options are exercisable for a period of five years from the date of issue.

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

The following summarizes information about stock options outstanding and exercisable September 30, 2020:

Expiry date	Options outstanding	Options exercisable	Exercise price	Estimated grant date fair value	Weighted average remaining contractual life (in years)
February 27, 2025	1,500,000	250,000	$0.25	$160,452	4.41
June 15, 2025	2,600,000	381,250	0.25	236,749	4.71
July 22, 2025	500,000	62,500	0.64	85,783	4.81

	4,600,000	693,750	$0.29	$482,984	4.62

The estimated grant date fair value of the options issued on February 27, 2020 and June 15, 2020 were calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.14%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.25
Exercise price	$0.25

The estimated grant date fair value of the options issued on July 22, 2020 were calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.14%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.64
Exercise price	$0.64

The Company recognized share-based payments expense related to the issuance of these stock options for the three and six months ended September 30, 2020 of $268,070 and $482,984, respectively.

7.	RELATED PARTY TRANSACTIONS AND BALANCES

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive officers and directors of the Company.

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

The remuneration of key management personnel for the three and six months ended September 30, 2020 are as follows:

	For the three months ended September 30, 2020	For the six months ended September 30, 2020
Consulting fees, payroll and other benefits	$397,233	$660,303
Share-based payments
- Warrants	$—	$2,159,860
- Options	$93,683	$109,383

At September 30, 2020, accounts payable and accrued liabilities including consulting fees, payroll and other benefits owing to key management are $nil ($116,014 as at March 31, 2020).

8.	COMMITMENTS

Contracts

On January 28, 2020, the Company entered into an agreement with Canadian Centre for Psychedelic Science Inc., for advisory services on certain science and technologies and their applications related to Cybin products. The Company has committed to a two-year agreement. Payments are pro-rated and made on a monthly basis. Remaining payments of $108,333 are payable to March 31, 2021 and $208,333 are payable for the fiscal year ending March 31, 2022. The Company is also committed to funding a minimum of $50,000 for a micro dosing study.

On June 24, 2020, the Company entered a service level agreement with Smart Medicines GMP Inc. (“Smart”), for research and development of proprietary drug formulations, natural health products. The Company has funded phase one testing, and is committed to paying $24,000 per month until September 2021.

On June 26, 2020, the Company entered into an amalgamation agreement as amended on October 21, 2020 with Clarmin (the “Amalgamation Agreement”). Completion of the transactions contemplated in the Amalgamation Agreement resulted in a reverse takeover of Clarmin by the Company on November 5, 2020.

On July 3, 2020, the Company entered into a feasibility agreement (the “IntelGenx Agreement”) with IntelGenx Corp. (“IntelGenx”). IntelGenx is a TSX listed drug delivery company that owns patented and trade secret proprietary technology related to film-based drug delivery systems, including orally soluble film strips containing active pharmaceutical ingredients. Pursuant to the IntelGenx Agreement, Cybin has exclusive worldwide rights for the commercialization of this product. The Company is committed to fund and additional $178,000 for research and development.

On August 21, 2020, the Company entered into the LOI with the Development Company. The LOI outlines certain mutual understandings, pursuant to which the Company and Development Company propose to effect a possible transaction that would result in Cybin acquiring 51% of the common shares of the Development Company on a fully diluted basis, in exchange for aggregate share consideration of USD$3,187,500. Up to an additional USD$3,187,500 in share consideration may be paid on the achievement of certain milestones. The LOI contemplates an additional investment by the Company of up to USD$8,000,000 through the subscription for first ranking, senior preferred shares having a right to accrue dividends at 10% per annum, redeemable on

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

the occurrence of a change of control or liquidity event for the Development Company subject to certain milestones outlined in the LOI (see notes 4 and 12).

9.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets, or adjust the amount of cash. In order to maximize ongoing development efforts, the Company does not pay out dividends at this time. The Company and its subsidiaries are not subject to any externally imposed capital requirements.

10.	FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

The Company has classified its financial instruments as follows:

	September 30, 2020	March 31, 2020
FVTPL, measured at fair value:
Cash	$3,867,602	$1,545,297
Investments	$66,695	$70,935
Financial assets, measured at amortized cost:
Accounts receivable	$237,215	$—
Note receivable	$670,252	$—
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$1,120,053	$262,571

The carrying value of the Company’s financial instruments approximate their fair value.

Fair value of Hierarchy of Financial Instruments

The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The investment in 3W Wellness Inc. is classified as Level 3. Based on the above net exposures as at September 30, 2020, and assuming that all other variables remain constant, a 10% change in the share price would impact net loss by approximately by $6,669. There were no transfers between level levels 1 and 2 for recurring fair value measurements during the period ended September 30, 2020. Further there was no transfer out of level 3 measurements. The following table presents the changes in level 3 items for the six-month period ended September 30, 2020:

Unlisted equity securities
Balance as at March 31, 2020	$70,935
Effect of foreign exchange	(4,240)

Balance as at September 30, 2020	$66,695

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value September 30, 2020	Fair value March 31, 2020	Unobservable inputs	Range of inputs	Relationship of unobservable inputs to fair value
3W Wellness Inc.	66,695	70,935	Risk adjusted discount rate	10%	Increase/decrease in the risk adjusted discount rate by 1% would not have a material effect on the fair value of the investment

Financial risk management

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and note receivable are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. As September 30, 2020, the Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

As at September 30, 2020, the Company had cash of $3,867,602 in order to meet current liabilities. Accounts payable and accrued liabilities include trade payables and other obligations of $1,120,053. In addition to the cash on hand on October 19th 2020, the Company closed a subsequent offering of $45,000,000 (see note 12(b).

Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s main interest rate risk relates to its note receivable. In seeking to minimize the risks from interest rate fluctuations, the Company managers exposure through its normal operating and financing activities. As at September 30, 2020, the Company has determined its exposure to interest rate risk is minimal.

Currency risk

The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while functional currency of CAD in used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.

The Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in:	USD
Cash	$1,644,152
Accounts receivable	170,211
Note receivable	502,475
Investments	50,000

2,366,838
Foreign currency rate	1.3339

Equivalent to Canadian dollars	$3,157,125

Based on the above net exposures as at September 30, 2020, and assuming that all other variables remain constant, a 10% change of the USD against the CAD would impact net loss by approximately by $316,000.

The Company had no monetary assets and monetary liabilities which are subject to fluctuation against USD.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices other than those arising from interest rate risk, financial market risk, or currency risk. The Company is exposed to other price risk in respect of its investment. Based on the investment net exposure of $66,695 as at September 30, 2020, and assuming that all other variables remain constant, a 10% change in price risk would impact net loss by approximately by $6,670.

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

11.	INCOME TAXES

Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 26.50% are as follows:

	For the three months ended September 30, 2020	For the six months ended September 30, 2020
Net loss and comprehensive loss before income taxes	$2,659,555	$7,023,115
Statutory income tax rate (%)	26.50%	26.50%

Expected recovery at statutory rate	$704,782	$1,861,125
Changes in taxes resulting from:
Share-based compensation	(208,393)	(867,464)
Accretion of convertible note	—	(2,593)
Change in unrecognized deferred tax assets	(496,389)	(991,068)

Income tax recovery	$—	$—

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

Non-capital loss carryforwards	$1,198,941
Share issuance costs	(13,155)

1,185,786
Valuation allowance	(1,185,786)

$—

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company will be able to use these benefits.

Non-capital loss balance

As at September 30, 2020, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, expire as follows:

Year of expiration
2040	$740,306
2041	3,784,001

$4,524,307

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

12.	SUBSEQUENT EVENTS

The following significant transactions occurred between October 1, 2020 and November 27, 2020:

a)

On October 12, 2020, the Company granted options to purchase up to 3,000,000 Common Shares at an exercise price of $0.75 per share for a period of five years, exercisable upon closure of its proposed reverse takeover transaction and vesting over a 24-month period, to the Chief Executive Officer of the Company pursuant to the Company’s equity incentive plan.

b)

On October 19, 2020, the Company completed a private placement offering (the “Offering”) of 60,000,000 subscription receipts (the “Subscription Receipts”) at a price of $0.75 per Subscription Receipt for aggregate gross proceeds of $45,000,000. The gross proceeds of the Offering, less 50% of the Agents’ Fees (as defined below) and certain expenses of the syndicate of agents (the “Agent”), were deposited in escrow until the satisfaction of certain release conditions (the “Release Conditions”). With the closing of the Reverse Takeover described below, each Subscription Receipt was converted into one Common Share without payment of any additional consideration or further action on the part of the holder thereof. Upon completion of the Reverse Takeover, each Common Share was exchanged for one common share in the capital of the issuer resulting from the Reverse Takeover (the “Resulting Issuer”). In connection with the Offering, a cash fee equal to 6% of the aggregate gross proceeds of the Offering from non-U.S. resident investors is payable to the Agents, except for certain orders on a president’s list (the “President’s List”) pursuant to which a cash fee of 1.5% is payable (the “Agents’ Cash Fee”). The Agents also received Broker Warrants (“Broker Warrants”) equal to 6.0% of the number of Subscription Receipts issued pursuant to the Offering from non-U.S. resident investors, except for orders on the President’s List pursuant to which no Broker Warrants were issued. Each Broker Warrant is exercisable into one common share of the Resulting Issuer (subject to customary adjustments) for a period of 24 months following the date that the Release Conditions were met at an exercise price of $0.75, subject to adjustment in certain customary circumstances. In exchange for certain advisory services provided by the Agents to the Company, the Agents also received an advisory fee of $479,137 (together with the Agents’ Cash Fee, the “Agents’ Fees”) and 16,000 warrants on the same terms as the Broker Warrants. The Company also paid an additional cash fee of $1,180,000 and 2,590,000 warrants on the same terms as the Broker Warrants to certain finders and other advisors of the Company.

c)

On November 4, 2020, the Company granted options to purchase Common Shares at an exercise price of $0.75 per share for a period of five years and vesting over two years pursuant to the Company’s equity incentive plan as follows: 4,500,000 to executive officers, 250,000 to employees, and 1,450,000 to advisors of the Company.

d)

On November 4, 2020, the Company amended the warrant agreement of one of its directors. Previously the vesting terms were: 300,000 warrants to vest over 18 months; 150,000 to vest on the completion of a merger, public offering, or sale of all or substantially all assets or shares of the Company, or other change of control transaction; and 400,000 were based on milestone achievements of the Company. The vesting requirements were revised to: 83,330 warrants vest in equal monthly tranches of 16,666 warrants on the first day of each month for 5 months following the date of issuance; and 766,670 warrants vest on completion of an amalgamation, merger, public offering, or sale of all or substantially all assets or shares of

Cybin Corp.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2020

(Expressed in Canadian dollars)

(Unaudited)

the Company, or other change of control transaction. The warrants have an exercise price of $0.25 per share expiring on June 15, 2025.

e)

On November 5, 2020, the Company completed its reverse takeover of Clarmin pursuant to the terms of an amalgamation agreement dated June 26, 2020, as amended on October 21, 2020, among Cybin Corp., Clarmin and 2762898 Ontario Inc. (“SubCo”), a wholly-owned subsidiary of the Company (the “Reverse Takeover”). The Reverse Takeover was completed by way of a “three-cornered” amalgamation pursuant to the provisions of the Business Corporations Act (Ontario) whereby Cybin Corp. amalgamated with SubCo to form an amalgamated corporation and a wholly owned subsidiary of the Company. With the completion of the Reverse Takeover the common shares became listed for trading on the NEO Exchange under the trading symbol CYBN.

f)

On November 13, 2020, the Company granted options to purchase 500,000 Common Shares at an exercise price of $0.88 per share for a period of five years, vesting over a 24-month period, to the Chief Legal Officer of the Company pursuant to the Company’s equity incentive plan.

g)	On November 16, 2020 the Company advanced an additional US$215,000 to the Development Company.

h)

On November 27, 2020, the Company granted options to purchase 200,000 Common Shares at an exercise price of $0.91 per share, vesting on April 27, 2021, and expiring November 27, 2022, to a consultant of the Company pursuant to the Company’s equity incentive plan.

i)

As of the date of these Financial Statements the vesting criteria for 2,000,000 share purchase warrants issued on June 15, 2020 are in renegotiations. Any change to the vesting criteria could result in a change in forfeiture rate.